Neptune Technologies & Bioressources Inc.

500 W. St-Martin Blvd., Suite 550

Laval (Quebec)  H7M 3Y2

MANAGEMENT PROXY CIRCULAR

Solicitation of Proxies

This Management Proxy Circular is supplied in regards to the solicitation of proxies by the Management of Neptune Technologies & Bioressources Inc. (the “Company”), for the Annual General and Special Meeting of Shareholders of the Company to be held on November 25th, 2005, at 2:00 p.m. (the “Meeting”), at the Sherbrooke Room of Best Western Châteauneuf Laval Hotel, 3655, Autoroute des Laurentides, Laval (Quebec), H7L 3H7 or any adjournment thereof.  Proxies will be solicited primarily by mail; however, directors, officers or employees of the Company may also solicit proxies.  The Company will bear the entire cost of soliciting proxies.

All proxies appointing a proxyholder for the Meeting must be deposited with the Secretary of the Company, care of the Company’s transfer agent and registrar, National Bank Trust Inc., Share Ownership Management, 1100 University Street, Suite 900, Montreal, Quebec, Canada H3B 2G7, before business closing hours on the last business day preceding the day of the Meeting, or any adjournment thereof.  Votes related to shares represented by proxies and naming a proxyholder that are not so deposited will not be voted at the Meeting.

Appointment and Revocation of Proxies

The persons named in the enclosed proxy form are directors of the Company; Mr. Michel Timperio is Chairman of the Board and Mr. Henri Harland is President and Chief Executive Officer of the Company. A shareholder may appoint some other person (or more than one person if the shareholder is a corporation), who may not be a shareholder, to represent him or her at the Meeting other than those named in the proxy. The shareholder may do so by filling in the name of such person(s) in the blank space provided in the proxy form and depositing the proxy in the foregoing manner.

Any shareholder giving such proxy may revoke it at any time by an instrument in writing executed by the shareholder or by the shareholder’s authorised representative in writing and, if the shareholder is a corporation, by a duly authorised person or persons, and deposited in the foregoing manner at the Company’s head office before the business closing hours on the last business day preceding the day of the Meeting, or any adjournment thereof, or deliver it to the Chairperson or Secretary of the Meeting on the day of the Meeting, or of any adjournment thereof, or in any other manner authorised by law.

Non-registered Holders

Only registered shareholders of the Company, or the persons they have named as proxyholders, are entitled to vote at the Meeting.  However, in many cases, shares of the Company held on behalf of a holder (a “Non-registered Holder”) are registered either:

A)

In the name of an intermediary (the “Intermediary”) with whom the non-registered holder conducts business with respect to shares, notably banks, trust companies, brokers, trustees or administrators of RRSPs, RRIFs, RESPs and other similar self-managed plans; or

B)

For a clearing corporation (including The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a member. In accordance with the requirements of National Instrument No. 54-101 of the Canadian Securities Regulators, the Company has distributed copies of the Notice of Meeting, this Management Proxy Circular, the proxy form and the 2005 Annual Report accompanied by Management’s analysis (collectively, the “Meeting Materials”) to clearing corporations and intermediaries for distribution to non-registered holders.

Intermediaries are obliged to provide non-registered holders with the Meeting Materials unless the non-registered holder has waived his or her right to receive such materials.  Intermediaries very often call on service companies to provide non-registered holders with the Meeting Materials. In general, non-registered holders who have not waived their right to receive such materials will receive either:

A)

A proxy form already signed by the Intermediary (usually by facsimile), indicating the number of shares beneficially owned by the non-registered holder, but which has not been completed. This proxy form needs not to be signed by the non-registered holder.  In this case, the non-registered holder who wishes to submit a proxy must duly complete the proxy form and return it to National Bank Trust Inc.; or

B)

More often, a voting instruction form to be duly completed and signed by the non-registered holder in accordance with the voting instructions (which sometimes provide for the possibility of completing the form by telephone).

The purpose of this procedure is to allow non-registered holders to give instructions for exercising the voting shares of which they are the beneficial owners. Non-registered holders who have received either a proxy form or a voting instructions form and who wish to vote at the Meeting in person (or ask another person to vote on their behalf), must cross-out the names of the persons named on the proxy form and insert their own name (or that of the other person) in the blank space or, if they have received a voting instructions card, follow the relevant instructions on the form. In either case, non-registered holders are asked to carefully read the instructions of their intermediaries or their service companies.

Non-registered holders may revoke their voting instructions or waiver of the right to receive the Meeting Materials and of the right to vote given to an Intermediary at any time by giving written notice to the Intermediary; however, the Intermediary is not obliged to proceed with a revocation of the voting instructions or of a waiver of the right to receive the Meeting Materials and the right to vote that is not received at least seven (7) days prior to the Meeting.

Exercise of Discretion by Proxies

Shares represented by proxies in the accompanying form will be voted in accordance with the instructions of the shareholder who executed the proxy on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted on at the Meeting, the shares shall be voted accordingly.  In the absence of contrary instructions from the shareholder on the proxy form, proxies representing these shares will be voted by the proxyholder IN FAVOUR OF each item indicated in the proxy form.  The accompanying proxy form confers discretionary power on the nominees listed therein with respect to all amendments to the matters specified in the Notice of Meeting or to such other matters as may properly come before the Meeting, or any adjournment thereof. As of the date hereof, the Company’s Board of Directors know of no such amendments or other matters that will be presented for consideration at the Meeting other than those specified in the Notice of Meeting.

Voting Shares and Principal Holders Thereof

As of September 8th, 2005, there were 25,594,805 common shares issued and outstanding, each conferring on the holder one (1) vote at the Meeting, or any adjournment thereof. The Company has chosen September 26th, 2005, at 4:00 p.m., as the record date for shareholders entitled to vote at the Meeting, or any adjournment thereof.

To the knowledge of the Company’s senior officers, the following persons currently control more than 10% of the Company’s outstanding voting securities:

Name of Shareholder	Number of Common Shares	% of Common Shares
G.F.X. Trust (1)	3,156,000	12.3%
Société Innovatech du Sud du Québec	2,839,140	11.1%
Henri Harland	2,603,403	10.2%

(1)

G.F.X. Trust is a trust for the exclusive beneficiary of the Company’s President and Chief Executive Officer,
Mr. Henri Harland’s children (Geneviève, Frédéric and Xavier) and for which he is the sole Trustee.

Company’s Balance Sheet

At the Meeting, it will be request from Company’s Shareholders to confirm and accept to receive a Balance Sheet from the Company made up to a date more than four months, but not more than six months, before the Meeting provided and, in accordance of Section 98 (2) of Companies Act (Quebec). The Balance Sheet of the Company was made up for the fiscal year ended at May 31st, 2005, which date more than four months before the Meeting. The Company’s Management recommend to Shareholders to vote in favour of the acceptance to receive a Balance Sheet from the Company made up to a date more than four months.

The proxyholders intend to vote all proxies received by them in the accompanying proxy form IN FAVOUR OF the acceptance to receive a Balance Sheet from the Company, made up to a date of more than four months prior to the Meeting.

Election of Directors

The Company’s Articles stipulate that the Company’s Board of Directors (the “Board”) shall consist of no less than one (1) and no more than seven (7) directors. There are currently six (6) directors. The proxy holders intend to vote all proxies received by them in the accompanying proxy form IN FAVOUR OF the increase and the nominees listed below. Management does not expect that any of the nominees will be unable to serve as director but, if that should occur for any reason prior to the Meeting, the persons named in the accompanying proxy form reserve the right to vote for another nominee at their discretion. The term of office of each director elected is until the next Annual Meeting of Shareholders or until a successor is duly elected or appointed whichever date comes first.

The following table and notes provide the names of the persons proposed to be nominated for election as a director, their municipality of residence, their principal occupation in the Company and major functions they carry out at present time and have carried out in the last five years as well as for whom these duties are or were carried out, the number of years they served as a director of the Company, and the number of voting shares of the Company controlled by them or their non-arm’s length representatives.

			Number of shares on which a hold is made
Name, Municipality of residence and Title	Principal Occupation	Director of the Company since	Number of shares controlled
Henri Harland (4) Rosemere, Qc President and Chief Executive Officer	President and Chief Executive Officer of the Company	1998	6,227,594 (1)
Ronald Denis (4) Mount Royal City, Qc Director	Chief of Surgery at Hôpital du Sacré-Cœur, Montreal	2000	45,000
Michel Timperio (2) (3) (4) Longueuil, Qc Chairman of the Board	President and Chief Executive Officer of Les Systèmes de Construction Technologique Ltée (TBS)	2000	105,533
Daniel Perry (2) (3) (4) Tours, France Director	General Manager of Sociéte du Vivier des Landes	2000	43,333
Richard Normandeau (2) (3) (4) Beaconsfield, Qc Director	President and Chief Operating Officer of Trent Drugs (Wholesale) Ltd	2003	30,553
Michel Chartrand (2) (3) (4) Le Gardeur, Qc Director	President of Groupe PharmaEssor Inc.	Candidate	0

(1)

Of this number, 575,000 shares are controlled by Gestion Interco inc., 927,000 shares are controlled by Gestion Harland inc. and, 1,000,000 shares are controlled by Groupe Conseil Harland inc., all companies controlled by Mr. Henri Harland. In addition, 3,156,000 shares are controlled by G.F.X. Trust, a trust for the exclusive beneficiary of Mr. Henri Harland children’s (Geneviève, Frédéric and Xavier) and for which he is the sole Trustee, and 468,191 shares are controlled by Groupe Allibird Canada inc. a company controlled by Mrs. Lina Clément, spouse of Mr. Henri Harland.

(2)

Member of the Audit Committee.

(3)

Member of the Compensation Committee.

(4)

Member of the Corporate Controls Committee.

In the last five years, the directors have held the following positions with the companies named hereafter:

Mr. Henri Harland has been a director and the President and Chief Executive Officer of the Company since its incorporation on October 9th, 1998. He has been involved in the krill research project since 1991. Since 1998, he has held the position of President and Chief Executive Officer of Groupe Conseil Harland inc., a financial engineering group. From May 1992 to September 1997, Mr. Harland was a director and acted as Vice-president of Corporate Development and Chief Financial Officer of SignalGene inc. (formerly Société Algène Biotechnologies inc.), a publicly traded biotechnology corporation.

Dr. Ronald Denis is currently Chief of Surgery and Co-Director of the Trauma Program at Hôpital du Sacré-Cœur in Montreal. Also, since 1987, Dr. Denis has been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Since 2001, Mr. Michel Timperio has been the President and Chief Executive Officer of Les Systèmes de Construction Technologique Ltée (TBS), a company which manufactures wooden structures for the American market, and has also held the position within that company of Vice-President of Strategic Development of the American Market. From March 6th, 2000 to December 31st, 2000, Mr. Timperio has been Sales Vice-President of Alliances ArtQuest International inc., a public corporation operating in the field of design, development and marketing of digital color image processing tools. From 1998 to 1999, Mr. Timperio was Sales Vice-President of Distribution d'Art Graphique Marathon inc. From 1995 to 1998, he was Vice-President of SpecGrafix enterprise.

Since March 1993, Mr. Perry is General Manager of Société du Vivier des Landes inc., a company operating a recreation/tourism complex.

Since December 2001, Mr. Richard Normandeau is the President and Chief Operating Officer of Trent Drugs (Wholesale) Ltd., which is the fourth Canadian pills distributor. From 2000 to 2001, he was the Executive Vice-President of Supratek Pharma Inc., a research company that develops new pills. From 1996 to 2000, he was the Executive Vice-President of Médis Services Pharmaceutiques et de Santé Inc., a Canadian leader in distribution of pharmaceutical products.

Since 2004, Mr. Michel Chartrand is the President and Chief Executive Officer of Groupe PharmEssor inc. which regroups Gestion Santé Services Obonsoins inc. and Groupe Essaim inc. Both companies are important pharmacies’ franchisors in Quebec and were recently merged together. From 1998 to 2004, Mr. Chartrand was the Executive Vice-President of Gestion Santé Services Obonsoins inc.

Corporate Controls

A.

General

The Company believes that strict standards in the matter of corporate controls help promote sound and effective management of its activities while maximizing its value.

Since 2001, the Company’s Board has adopted rules of corporate governance aimed, on the one hand, at ensuring maximum protection for the Company’s shareholders and, on the other hand, at establishing a flexible relationship between the Board and the Company’s Management. The Company has favoured the creation of various committees for assisting the Board in carrying out its mandate, namely the Audit Committee, the Compensation Committee and the Corporate Controls Committee.

B.

Mandate of the Board

The mandate of the Board is to represent the shareholders to the Company’s Management and to supervise the financial, corporate and operational management of the Company.

In order to fulfil its mandate, the Board is responsible for:

•

Meeting at least five (5) times a year with a delay of no more than 3 months between each meeting, and when needed in order to conduct the Company’s business and fulfil its obligations;

•

Doing its best to safeguard the value of the Company's assets, including intellectual property;

•

Ensuring that the Company’s business is conducted in compliance with the applicable laws and regulations and according to the highest ethical standards;

•

Ensuring that the Company has the appropriate financial resources to complete its strategic development plan and that these resources are used as judiciously as possible;

•

Approving the Company’s budgets and strategic objectives submitted by Management at the beginning of each fiscal year, ensuring appropriate follow-up and suggesting any necessary corrective measures;

•

Ensuring implementation of the appropriate systems to manage the financial risks and other risks of the Company’s business;

•

Ensuring that the Company’s senior officers have the required competence and integrity to conduct the Company’s business;

•

Developing, jointly with the Chief Executive Officer, task descriptions for Board members and for the Chief Executive Officer,

•

Ensuring that the Company’s control procedures, development activities and management information systems are fully compliant with current legislation and, if applicable, with established industry standards;

•

Setting up the committees it deems necessary to assist in carrying out its mandate; and

•

Ensuring implementation of effective communication mechanisms between the Company and its shareholders. More specifically, the Company must provide its shareholders with yearly reports of its management activities and results.

•

Ensuring that all observers allowed to assist to the Company’s Board meetings received all the information given to the administrators for the preparation of the Board meeting, to which the observers will attend.

C.

Decisions and Transactions Requiring Prior Board Approval

The Board must approve certain of the Company's decisions and transactions before they are executed.  The following decisions and transactions require prior approval by the Board:

•

The nomination and destitution of any officer of the Company;

•

The approval of annual financial statements;

•

Final approval of the annual budget and any modifications thereto;

•

Any major outside financing project, as defined by the Board, with the exception of current debts incurred in the normal course of business;

•

Strategic alliances and other major contracts;

•

All distribution contracts;

•

The acquisition and disposal of major assets (including fixed assets and intellectual property);

•

The creation of subsidiaries and joint ventures and their management;

•

Any acquisition, merger or reorganisation;

•

The payment of any dividend, if applicable;

•

Any modification to the articles or by-laws of the Company or its subsidiaries;

•

Any issue of shares of the treasury of the Company or its subsidiaries, as well as any share buyback plan;

•

Any issue of options under the Company’s stock option plan;

•

Any significant changes to the Company’s activities;

•

The Company’s compensation policy, particularly executive compensation; and

•

The nomination of any Board committee members.

D.

Composition and Election of Board Members

At present, the Board is composed of six (6) directors.

Five (5) directors are unrelated directors, as defined by the corporate governance guidelines set out by the TSX Venture Exchange. The only related director is the President and Chief Executive Officer of the Company.

At the beginning of each fiscal year, the Board reviews its size, composition and effectiveness with a view to making any necessary adjustments consistent with the Company’s long-term needs and strategic development plan.

E.

Audit Committee

The Company’s Audit Committee is composed of four (4) directors and, all are unrelated directors.

The Audit Committee is primarily responsible for reviewing the annual and interim financial statements of the Company before they are officially approved by the Board and/or released to the public.  It is also responsible for monitoring the Company’s system of internal controls. When it deems it necessary, the Audit Committee may communicate directly with the Company’s internal controller and outside auditors.

F.

Compensation Committee

Composed of four (4) directors, which all are unrelated directors, the Compensation Committee is responsible for reviewing the Company’s compensation and benefit programs for senior officers to ensure that these programs are in accordance with their responsibilities, and to recommend any necessary adjustments to the Board. The Compensation Committee is also responsible for reviewing the amount and mode of compensation for directors.

G.

Corporate Controls Committee

The Corporate Controls Committee is composed of six (6) directors. One (1) member is a related director, namely the President and Chief Executive Officer of the Company. The Corporate Controls Committee must establish guidelines to ensure the respect of the Corporate Controls policy according to the TSX Venture Exchange policy 3.1.

H.

Investor Relations

In order to facilitate the exchange of information and to address the concerns of shareholders, the Company has implemented a system for investor relations and a communications strategy aimed at ensuring that all investors have equal access to information on the Company. Individual meetings are held periodically with specialised investors. Investors wishing to obtain information on the Company or to share their concerns may do so at any time by contacting the Company’s Chief Executive Officer. Major concerns voiced by shareholders will be brought to the attention of Management which must consult the Board if need be.

I.

The Board’s Expectations of Management

The Board expects Management to pursue the following basic objectives:

•

To act in a timely manner and make appropriate decisions regarding Company activities, in accordance with Company policies and all relevant requirements or obligations, with a view to maximizing the value of the Company;

•

To produce in a timely manner complete and precise information regarding the activities and business of the Company in general, and on any other matter that, in its opinion, could have significant consequences for the Company and its shareholders;

•

To apply a rigorous budgetary process and to closely monitor the Company’s financial performance in relation to the annual budget approved by the Board;

•

To closely examine the Company’s strategies and their applications in light of the Company’s growth and external environment.

•

To ensure that all officers of the Company or of all Company’s subsidiary communicate as soon as possible to the President and Chief Executive Officer or, in his absence, to the Vice-President of Administration and Finance all and/or known information relating to:

-

All fault in accordance to a contract and/or to a Company’s agreement or of all violation, requirement for the achievement or for the maintenance of a permit, licence or to all authorization or approbation required from any authority having jurisdiction on the Company and its activities; or

-

All dispute of any Company’s rights to use Intellectual Property, for which the Company own or have the right to use; or

-

All forgery or usurpation of the Company’s rights in its Intellectual Property; or

-

All institution, objection or settlement in any legal proceedings involving the Company; or

-

Any other event that may, if it is not solved, become an unfavourable change in Company’s financial or in Company’s assets or credits or to undermine the Company’s reputation.

Such information known by the Company’s President and Chief Executive Officer or, in his absence, the Company’s Vice-President of Administration and Finance, will have to be reported at the next Company’s Board meeting.

Furthermore, as soon as the Company’s President and Chief Executive Officer or, in his absence, the Company’s Vice-President of Administration and Finance knows this information he has, if he judges that it could seriously undermine the Company’s financial, to communicate the information to all Company’s executives in order that a decision has to be made on the necessity to called a special Company’s Board meeting to discuss about actions to be taken.

Executive Compensation

The following summary compensation table provides information concerning compensation paid to senior management during the fiscal year ended May 31st, 2005, 2004 and 2003.

Name and Title	Year	Annual Compensation			Long term Compensation
					Awards		Payouts
		Salary(1) ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options granted (number)	Restricted Share Units ($)	LTIP(2) Payouts ($)	All Other Compensation ($)
Henri Harland President, Chief Executive Officer and Director	2005 2004 2003	$ 197,529 $ 178,781 $ 126,522	- - $ 2,835	- - -	206,000 100,000 -	N/A N/A -	N/A N/A -	- - -
André Godin Vice-president Administration and finances	2005 2004 2003	$ 107,078 $ 82,618 -	- - -	- - -	118,000 100,000 -	N/A N/A -	N/A N/A -	- $ 12,117 (3) $ 2,080 (3)
Fotini Sampalis Vice-president Research and Business Development	2005 2004 2003	$ 117,684 $ 119,988 $ 113,360	- - $ 1,843	- - -	113,000 100,000 -	N/A N/A -	N/A N/A -	- - -

(1)

All salaries were paid in Canadian dollars.

(2)

Long term investment Plan.

(3)

Fees paid before hiring as an employee.

On July 1st, 2003, on recommendation from the Compensation committee and approval of the Board of Directors, the Company concluded with Mr. Henri Harland, the President and Chief Executive Officer, an employee contract. The principal conditions included a $ 175,000 annual salary, a 40% annual Bonus of the annual salary, which has to be recommended by the Compensation committee and approved by the Board of Directors, 100,000 Stock Options, the usual clauses of non-competition, client and employee non-solicitation and Intellectual Property for which, in case of default, each has a
$ 250,000-penalty clause and a termination allowance equivalent to a one-year salary.

Modifications to the Stock Option Plan for Common Shares

On May 10th, 2001, the Company’s Board approved the creation of a stock option plan for the directors, executive officers, employees and consultants of the Company (the “Plan”). Currently, the Plan maximal number of stock options that can be issued is 4,350,000 common shares under the Plan.

Thus, no more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period. No more than 2% of the issued shares of the Company may be granted to any one Consultant in any 12-month period. No more than an aggregate of 2% of the issued shares of the Company may be granted to an Employee conducting Investor Relations Activities in any 12-month period.

The Plan, together with all of the Company's previously established and outstanding stock option plans or grants, cannot result at any time in:

a)

The number of shares reserved for issuance under stock options granted to Insider exceeding 10% of the issued shares;

b)

The grant to Insiders, within a 12-month period, of a number of options exceeding 10% of the issued shares.

The Plan is aimed to provide the beneficiaries with additional incentive to promote the interests of the Company to the best of their abilities, and to reward them for their management skills, special contributions, efforts, performance and services.

The Plan is administered by the Board, which has full authority to interpret any provisions of the Plan it deems necessary or desirable.  The Board may therefore make decisions regarding any issue that may be raised relative to the Plan, and these decisions will be final and binding upon all the parties concerned.  Among other things, the Board will determine the eligibility criteria based on the position of the eligible person, his or her seniority, current and future contribution to the success of the Company, as well as any other factor deemed relevant for granting these options.

Unless the Board decides on more restrictive conditions, the options granted under the Plan are subject to the following conditions: options are non-transferable and will be granted on the date set by the Board. Each grant made under the Plan is subject to a minimum exercise period of 18 months, with a progressive equal acquiring on a quarterly basis. The options will be granted at the exercise price stipulated in the following paragraph, on the condition that the options may not be exercised after the expiration of a period to be determined by the Board at the grant date and which may not exceed five (5) years of the grant date.

The exercise price of the options is the market price of the Company’s common shares on the TSX Venture Exchange the day before they are granted. In the event that there was no trading the day before, the closing price will be the closing price on the last day of trading. Disinterested Shareholder approval will be obtained for any reduction in the exercise price if the beneficiary is an Insider of the Company, as defined in policy 1.1 of the TSX Venture Exchange, at the time of the proposed amendment.

In the fiscal year ended May 31st, 2005, 1,129,000 share options were granted. At May 31st, 2005, options on 2,926,000 common shares had been granted pursuant to the Plan.

The table below shows the options on common shares granted to senior officers pursuant to the Plan in the fiscal year ended on May 31st, 2005.

Name	Securities Under Options (#)	% of Total number of Options granted in financial year	Exercise Price ($/share)	Market value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration date
Henri Harland	206,000	18.24%	$ 0.25	-	05-10-09
André Godin	118,000	10.45%	$ 0.25	-	05-10-09
Fotini Sampalis	113,000	10.00%	$ 0.25	-	05-10-09
Richard Normandeau	40,000	3.54%	$ 0.25	-	05-10-09
Daniel Perry	40,000	3.54%	$ 0.25	-	05-10-09
Michel Timperio	40,000	3.54%	$ 0.25	-	05-10-09
Michel A. Rathier	40,000	3.54%	$ 0.25	-	05-10-09
Dr. Ronald Denis	40,000	3.54%	$ 0.25	-	05-10-09

Senior Officers Options Price Readjustment

Name	Date of the price revision	Number of shares underlying the options which price has been readjusted or modified	Exercisable price of shares during the revision or modification of the price ($/share)	New exercise price ($/share)	Grant date	Expiration date
Henri Harland	26-11-04	160,000	1.00 $	0.25 $	10-05-01	10-05-06
Henri Harland	26-11-04	100,000	0.75 $	0.25 $	28-08-03	28-08-08

On October 5th, 2004, the Board approved the decrease of the exercise price to $ 0.25 per share of all options issued as of this day including initiates’ options, according to the Plan that was approved by the disinterested Shareholders during the Annual General and Special Meeting on November 24th 2004, in accordance to the policy 4.4 of the TSX Venture Exchange.

Exercise of Share Options During the Last Fiscal Year

The following table shows the share options granted and exercised pursuant to the Plan by the senior officers named in the fiscal year ended May 31st, 2005, and the value of the options at year-end.

Name	Shares Acquired on Exercise of Options (#)	Aggregate Value Realised ($)	Unexercised Options at Financial Year End (#)		Value of Unexercised Options at Financial Year End ($)
			Exercisable	Un-exercisable	Exercisable	Un-exercisable
Henri Harland	-	-	210,000	256,000	-	-
André Godin	-	-	50,000	168,000	-	-
Fotini Sampalis	-	-	110,000	163,000	-	-
Michel Timperio	-	-	40,000	40,000	-	-
Richard Normandeau	-	-	10,000	70,000	-	-
Michel A. Rathier	-	-	10,000	70,000	-	-
Dr Ronald Denis	-	-	90,000	40,000	-	-
Daniel Perry	-	-	40,000	40,000	-	-

Compensation of Directors

Only External Members of the Board and of Board committees receive a fee of $ 500 per meeting for attendance in person and the fee is $ 250 if the Director is present by phone. In addition, only external directors are paid an annual retainer of
$ 5,000. However, the Chairman of the Board receives, in addition to the fee by meeting, an annual retainer of $ 10,000 instead of $ 5,000.

Directors and Officers Liability Insurance

The Company has purchased liability insurance for its directors and officers in respect of any liability they may incur as director or as officer of the Company, in conformity with Quebec Company Law, part 1A.  The maximum insurance coverage is $ 5,000,000 per insurable period.  The first $ 25,000 of any claim is deductible and payable by the Company.  The Company benefited from an extension of this insurance from October 25th, 2004 to December 24th, 2004 and the premium amounted to $ 3,804.  This premium was paid by the Company upon reception of the given invoices. The Company then renewed the directors’ and officers’ liability insurance for a 12-month period, covering from December 24th, 2004 to December 24th, 2005.  The total premium for this 12-month period amounted to $ 22,317 and was paid by the Company upon reception of the given invoice.

Interest of Insiders and Other Persons in Material Transactions

At the presents, G.F.X. Trust, a trust for the exclusive beneficiary of Mr. Henri Harland children’s (Geneviève, Frédéric and Xavier) and for which Mr. Henri Harland is the sole Trustee, has independent options to purchase the shares owned by Mr. Henri Harland of each companies Gestion Interco Inc., Gestion Harland Inc. and Groupe Conseil Harland Inc., and also options to purchase the Company shares owned by those companies. We refer the Reader to note 1 of the Election of Directors section.

Nomination of Auditors

Unless otherwise specified, the persons named in the accompanying proxy form intend to vote in favour of reappointing Raymond Chabot Grant Thornton, General Partnership, as auditors for the Company and authorising the Board to set the amount of their compensation. The auditors will hold offices until the next Annual Meeting of Shareholders of the Company or until their successors are appointed.

Raymond Chabot Grant Thornton, General Partnership, chartered accountants, have been auditors for the Company since June 5th, 2000.

Other Matters Which May Come Before the Meeting

Management knows of no matters or questions to come before the Meeting other than those set forth in the Notice of Meeting. However, if other matters or questions, which are not known to the Management, should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgement of the persons voting the proxy.

Additional Documentation

The Company is a reporting issuer in Quebec, Alberta and British Columbia, and is required to file its financial statements and Management Proxy Circular with the Quebec, Alberta and British securities commissions. Others information concerning the Company can be obtained on SEDAR Web site at www.sedar.com and, copies of the Management Proxy Circular and financial statements may be obtained upon request from the Secretary of the Company. The Company may require the payment of a reasonable fee if someone makes the request other than a shareholder of the Company, except if the Company’s issues its securities according to a simplified procedure, in which case these documents will be provided free of charge.

General

The information contained herein is given as of September 8th, 2005, except as otherwise indicated. If other matters which are unknown at the present should be presented for consideration at the Meeting, the voting rights conferred by the accompanying proxy form will be exercised at the discretion of the person exercising them in respect to such matters.

Directors’ Approval of Management Proxy Circular

The content and sending of this Management Proxy Circular has been approved by the Board of the Directors of the Company.

Laval (Quebec), September 8th, 2005

Chairman of the Board,

(Signed)  Michel Timperio

Michel Timperio